ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
August 15, 2022
Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Distillate Small Cap Quality & Value ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Ms. Brutlag:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 801 to the Trust’s Registration Statement on Form N-1A filed May 19, 2022 (the “Amendment”) with respect to the Fund, a series of the Trust. The Trust notes that the Fund’s name will change to “Distillate Small/Mid Cash Flow ETF” in the next post-effective amendment prior to the effectiveness of the Amendment. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please provide a completed fee table and confirm that there are not any fee waiver or expense reimbursement arrangements.
Response:    The Trust so confirms. The fees and expenses table for the Fund will appear as follows:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.55%
(1) Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$56	3 Years:	$176

Comment 2.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 3.Explain why it is not misleading for the Fund to include companies with market capitalizations greater than $5 billion in the Fund’s definition of small cap companies.
Response:    The Trust notes that the Fund’s name will change to “Distillate Small/Mid Cash Flow ETF” in its next post-effective amendment prior to the effectiveness of the Amendment. The Trust has revised the disclosure to define small- and mid-capitalization companies as follows:
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in equity securities of small- and mid-capitalization companies. The Fund considers companies whose market capitalization, at the time of purchase, places them in the lowest 15% of the total market capitalization of the U.S. equity market to be small-cap and mid-cap companies. Under these market capitalization guidelines, based on market capitalization data as of July 28, 2022, the market capitalization of such a company would be equal to or less than $11,567 million. This threshold will change due to market conditions.
Comment 4.Please consider including a “new adviser” risk in the “Principal Investment Risks” section.
Response:    Distillate Capital Partners LLC (“Distillate”) serves as the investment adviser to multiple funds and has been a registered investment adviser since the firm’s founding in 2018. Because the Trust does not consider Distillate to be a new adviser, the Trust respectfully declines to include a “new adviser” risk in the “Principal Investment Risks” section.
Comment 5.Given that the “Principal Investment Strategy” section discusses companies headquartered in Ireland, please consider adding a foreign securities or Ireland risk in the “Principal Investment Risks” section.
Response:    The Trust has deleted the reference to Ireland in the “Principal Investment Strategy” section.
Comment 6.Given that the “Principal Investment Risks” section includes Sector Risk, disclose in the “Principal Investment Strategy” section that the Fund will invest heavily in certain sectors and, if appropriate, disclose those sectors that the Fund will be heavily invested in at launch.
Response:    The Fund does not anticipate investing heavily in certain sectors at the time of the Fund’s launch. Therefore, the Trust has deleted “Sector Risk” from the “Principal Investment Risks” section.

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If you have any questions regarding the above response, please do not hesitate to contact me at (920) 360-7173 or alyssa.bernard@usbank.com.
Sincerely,
/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
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